August 22, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Adam Phippen
Nicholas Nalbantian
Taylor Beech

Re:	Fitness Fanatics Ltd
Registration Statement on Form F-1
Filed August 11, 2025 File No. 333-289484

Ladies and Gentlemen:

On behalf of our client, Fitness Fanatics Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 19, 2025 on the Company’s registration statement on Form F-1 filed on August 11, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated August 19, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1

Dilution, page 50

1.	It appears “dilution per class A ordinary Share to new investors participating in this offering” would calculate to $4.30 based on the IPO mid-point price used to calculate proceeds from the offering, as disclosed in the paragraph preceding your tabular disclosure. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the referenced disclosure on Page 50 of the Revised Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Exhibits

2.	We note the inclusion of Exhibits 99.1 through 99.3, titled in the registration statement as independent director offer letters. However, it would appear that these are in fact the (i) Compensation Recovery Policy, (ii) Insider Trading Policy, (iii) Whistleblower Policy. Please amend the exhibit index to accurately reflect the exhibits filed.

The Company acknowledges the Staff’s comment and has revised the exhibit index on Page 159 of the Revised Registration Statement to accurately reflect the exhibits filed.

General

3.	We note the removal of “controlled company” disclosure on the basis that the single largest shareholder, Mr. Ho Hing Shun, will have 43.36% of the shareholding’s voting power. However, we also note that the second single largest shareholder and cofounder, Mr. Chan Chun Ming, will have 34.81% of the shareholding’s voting power. On page 25 you disclose that together, Mr. Ho and Mr. Chan take the lead on your strategic planning and overall business development. Please confirm whether there is any agreement between Messrs. Ho Hing Shun and Chan Chung Ming on how to vote their shares, and if there is, please restore the “controlled company” disclosure.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of Mr. Ho Hin Shun and Mr. Chan Chun Ming, Dickson retains full and independent discretion to vote their respective shares as they deem appropriate.

The Company further confirms that there is no agreement, whether an acting in concert agreement or any other arrangement of a similar nature, between Messrs. Ho Hin Shun and Chan Chun Ming, Dickson concerning the voting of their shares.

To ensure clarity and avoid any potential confusion, the Company has revised the corresponding disclosure on Page 25 of the Revised Registration Statement accordingly.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765